[Letterhead of Pall Corporation]

April 9, 2014

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:     Ms. Cecilia Blye, Chief, Office of Global Security Risk

Re:    Pall Corporation
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed September 10, 2013
File No. 1-04311

Ladies and Gentlemen:
Reference is made to your letter dated March 28, 2014 (the “Comment Letter”) concerning the filing referenced above. The response of Pall Corporation (the “Company” or “Pall”) to the comments of the Staff set forth in the Comment Letter is set forth below.
General
Comment 1:
On pages 22 and 25 of your 10-K, you refer to your expansion in Latin America, a region that can be understood to include Cuba. Your website lists Cuba in the country menu provided for persons seeking to locate your offices or distributors. Additionally, on page 19 of your 10-K, you indicate that you operate in Africa and the Middle East, regions that include Sudan and Syria.
Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, affiliates, distributors, partners, customers or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

Comment 2:
Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and

Securities and Exchange Commission
Division of Corporation Finance

the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

Response:
With the exception of Syria, the Company confirms that for the last ten fiscal years ending July 31, 2013, as well as the subsequent interim periods, it has not engaged in business either directly or indirectly, nor does it plan to engage in business either directly or indirectly, with the countries of Cuba, Sudan and Syria. Prior to the blanket restrictions imposed on the country of Syria in 2011, the Company did have limited permissible activity with Syria. The Company has not done business with Syria since the blanket restrictions imposed in 2011.
The aforementioned countries were inadvertently included with a general listing of countries available in a drop down list and have since been removed from the Company’s website.

In connection with the above responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (516) 801-9808.

Sincerely

/s/ AKHIL JOHRI
Akhil Johri
Chief Financial Officer

cc:    Roya Behnia, General Counsel